Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 26, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Mark A. Cowan

RE:	Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A of DWS Variable Series II (the “Registrant”); (Reg. Nos. 033-11802 and 811-05002)

Dear Mr. Cowan:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via e-mail on April 3, 2012 with regard to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 15, 2012.

The Staff’s comments are restated below, followed by the Registrant’s responses.

1.         Fees and Expenses of the Fund

Comment:                      a.      Please provide updated fee tables and examples so that the staff may review the updated information prior to the filing’s effective date.

Response:                      Updated fee tables and examples have been sent to the SEC as requested.

Comment:                      b.      DWS Alternative Asset Allocation VIP.  With respect to the footnote, please use a font size smaller than that used in the text of the table.

Response:                      Registrant believes that the font size of the contractual waiver disclosure is appropriate as the waiver is not in a footnote to the table.  It contains the information regarding the terms of the waiver as required by the last sentence of instruction 3(e) to Item 3 of Form N-1A.

2.         Principal Investment Strategies/Risks

Comment:                      a.      DWS Global Income Builder VIP.  Please disclose specific risks associated with alternative asset classes (i.e., real estate, infrastructure, convertibles, commodities and currencies).  Alternatively, please advise the staff as to the disclosures that describes such risks.

Response:                      The Fund has added new commodities, currency, infrastructure, real estate and short sales risk modules to the Fund’s Prospectus.

 Comment:                      b.       In addition, please disclose any corresponding principal investment strategy that would give rise to IPO risk.

Response:                      The Fund believes that its disclosed strategy of investing in common stocks and other equity securities gives rise to IPO risk.

Comment:                      c.      Please provide disclosure about the specific types of derivatives that may be used outside of the GTAA strategy.  Disclosure that “various types” of derivatives may be used is not sufficient.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response:                      After review and consideration, the Fund believes that its disclosure regarding the use of derivatives, including the above-mentioned paragraph on additional derivative uses, is appropriate in light of the Fund’s circumstances.

3.         Performance Information

Comment:                      a.      In the table of Average Annual Returns, please remove the “Inception Date” column.  It may appear as a parenthetical in the table.

Response:                      Recently, DWS has engaged in discussions with the SEC staff regarding the presentation of performance tables in connection with the staff review of the DWS retail mutual fund prospectuses and has made a number of changes for funds that have multiple share classes with different inception dates (e.g., a fund that has a share class with only 1 calendar year of returns and others with 5 or 10 years returns).  The table format in the Registrant’s registration statement matches the format that, as a result of those discussions, is being used in the DWS retail fund prospectuses.  DWS would like to retain the format in the Registrant’s registration statement so that a consistent format appears in prospectuses throughout the fund complex.

Comment:                      b.      DWS Global Income Builder VIP.  Please move the information about the additional index, contained in a footnote, to the narrative explanation accompanying the bar chart and table.

Response:                      The Fund does not consider the disclosure as a footnote to the table, as the disclosure is in full size text.  The disclosure is designed to meet the requirements of instruction 2(b) to Item 4(b)(2) of  Form N-1A.

4.         General

Comment:                      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:                      The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
DWS Funds Chief Legal Officer and Managing Director
Deutsche Investment Management Americas Inc.

cc:           John Marten, Esq., Vedder Price P.C.
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